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                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
       --------------------------------------------------------------
                              SCHEDULE 14D-1/A
                    (Amendment No. 3 - Final Amendment)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    and
                               SCHEDULE 13D/A
                    (Amendment No. 3 - Final Amendment)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
        ------------------------------------------------------------
                          HEIN-WERNER CORPORATION
                         (Name of Subject Company)

                            SNAP-ON PACE COMPANY
                            SNAP-ON INCORPORATED
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)
        ------------------------------------------------------------
                                423002 10 4
                   (Cusip Number of Class of Securities)
       -------------------------------------------------------------
                             Susan F. Marrinan
               Vice President, General Counsel and Secretary
                            Snap-on Incorporated
                              2801 80th Street
                       Kenosha, Wisconsin  53414-1410
        (Name, Address And Telephone Number of Person Authorized to
          Receive Notices And Communications on Behalf of Bidder)
        ------------------------------------------------------------
                                  Copy To:
                          William R. Kunkel, Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois  60606
                               (312) 407-0700

                                June 1, 1998
          (Date of Event Which Requires Filing of This Statement)

      This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Statement on Schedule 13D, each of which was originally filed on May 4, 1998, each as amended by Amendment No. 1 thereto, filed on May 28, 1997, and Amendment No. 2 thereto, filed on May 29, 1998, by Snap-on Pace Company, a Wisconsin corporation (the"Purchaser") and an indirect wholly-owned subsidiary of Snap-on Incorporated, a Delaware corporation ("Parent"), relating to the Purchaser's tender offer for all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), including the associated common share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of Hein-Werner Corporation, a Wisconsin corporation (the "Company"), at $12.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1998 (the "Offer to Purchase"), a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal (which together constitute the "Offer"), a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

      All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

 ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired pursuant to its terms at 12:00 Midnight, New York City time, on Monday, June 1, 1998, at which time, based on information provided by the Depositary, approximately 2.7 million Shares, representing approximately 93% of the outstanding Shares, had been validly tendered and accepted for payment by the Purchaser pursuant to the Offer. On June 2, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10).

   ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

       Item 11 is hereby amended to add the following exhibit:

             (a)(10)  Press Release of Parent dated June 2, 1998.




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 2, 1998              SNAP-ON INCORPORATED


                                  By: /s/ Susan F. Marrinan
                                     ---------------------------------
                                  Name: Susan F. Marrinan
                                  Title: Vice President,
                                         General Counsel and Secretary